EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

Three Months Ended
March 31, 2006
Earnings from continuing operations before income taxes and minority interest	$922

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(15)
Fixed charges	183
Interest capitalized, net of amortization	(1)

Earnings available for fixed charges	$1,089

Fixed charges:

Interest incurred:
Interest expense	$145
Capitalized interest	2
147

Portion of rent expense deemed to represent interest factor	36

Fixed charges	$183

Ratio of earnings to fixed charges	5.9

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31
	2005	2004	2003	2002	2001

Earnings from continuing operations before income taxes and minority interest	$4,116	$3,946	$5,195	$5,114	$3,280
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(67)	(7)	(53)	(51)	(41)
Dividends from less than 50% owned affiliates	55	46	41	28	21
Fixed charges	799	828	831	1,003	1,581
Interest capitalized, net of amortization	(1)	(1)	(1)	(1)	(3)
Earnings available for fixed charges	$4,902	$4,812	$6,013	$6,093	$4,838

Fixed charges:
Interest incurred: Interest expense	$651	$677	$678	$854	$1,452
Capitalized interest	3	2	3	4	5

	654	679	681	858	1,457

Portion of rent expense deemed to represent interest factor	145	149	150	145	124

Fixed charges	$799	$828	$831	$1,003	$1,581
Ratio of earnings to fixed charges	6.1	5.8	7.2	6.1	3.1